UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________


                                 SCHEDULE 13D
                                (Rule 13d-101)
                         					(Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                            WRT ENERGY CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                  92931K-40-3
                                 (CUSIP Number)

                                 Michael Blaschke
                           1601 N.W. Expressway - Suite 700
                           Oklahoma City, Oklahoma 73118-1401
                                 (405) 848-8808
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  July 11, 1997
             (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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


      This statement on Schedule 13D (this "Statement") initially filed on July 21, 1997, by DLB Oil & Gas, Inc., an Oklahoma corporation ("DLB") with respect to shares of Common Stock, par value $0.01 per share
(the "Common Stock"), of WRT Energy Corporation, a Delaware corporation, beneficially owned by DLB, is hereby amended by this Amendment No. 1 to the
Schedule 13D as follows:


	DLB has determined that it is part of the following group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended: (a) Wexford Management LLC;(b) Wexford Special Situations 1996 Limited;(c) Wexford Spectrum Investors LLC; (d) Wexford Spectrum Fund I, L.P.; (e) Wexford Spectrum Fund II, L.P.; (f) Wexford Offshore Spectrum Fund; (g) Wexford Special Situations 1996, L.P.; (h) Wexford Special Situations 1996 Institutional, L.P.; (i) Wexford-Euris Special Situations 1996, L.P.; (j) Wexford Capital Partners II, L.P.; (k) Wexford Capital II, L.P.; (l) Wexford Overseas Partners I, L.P.; (m) Wexford Capital Overseas, L.P.; (n) Wexford Advisors, LLC; (o) Wexford-Euris Advisors, LLC; (p) Wexford Spectrum Advisors, LLC; (q) Wexford Capital Corporation; (r) Wexford Capital Limited; (s) Charles E. Davidson; and (t) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Wexford Reporting Persons").

	The Wexford Reporting Persons filed a Schedule 13D with respect to the Common Stock on July 22, 1997, which Schedule 13D was amended by Amendment No. 1 on July 29, 1997, to among other things, include DLB therein. Accordingly, DLB is no longer reporting its beneficial ownership of the Common Stock on this Statement.

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

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of DLB, DLB certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of DLB.

Dated:  July 25, 1997



                                           	DLB OIL & GAS, INC.

                                  	      	 /s/ Mike Liddell
                                         	 -----------------------
                                         	 Name:  Mike Liddell
                                         	 Title: Executive Vice President

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